EXHIBIT A

MAZOWE MINE CUT-OFF GRADE CALCULATION

[see attached]

Mazowe cut-off grade evaluation:

Cost: Mz August 2018 -LOM Final Final AB.xlsx

	June 2018 $/t	780 ktpa		Dec-23
Operating Cost per tonne	77.54	95.72		
Other Overhead Cost per tonne	6.39	7.89		
Cash Cost per tonne	83.93	103.61		
Sustaining Capex	6.39	7.89		
Total	90.33	**111.50**		**87.81**

Residues	0.46
MCF	64.6%

Forecast from 780 ktpa to 114 ktpa

780 ktpa, 65 kt/mth			114 ktpa, 9.5 kt/mth		
Fixed	Variable	Total	Fixed	Variable	Total
40%	60%	100%	40%	60%	100%
44.60	66.90	111.50	6.52	66.90	73.42

Forecast from 114 ktpa to 780 ktpa

114 ktpa, 9.5 kt/mth			780 ktpa, 65 kt/mth		
Fixed	Variable	Total	Fixed	Variable	Total
40%	60%	100%	40%	60%	100%
35.12	52.69	87.81	5.13	52.69	57.82

US CPI	2017	2018	2019	2020	2021	2022	2023	Jun 2018-Dec 23	Dec17 - Dec23
	2.13%	2.44%	1.81%	1.23%	4.70%	8.00%	3.40%	**22%**	**23%**

December 2023 Mineral Reserves - 45000 kt/mth

Gold Price $/oz: **1,800** 3 year trailing average

PAY LIMIT CALCULATION

Cost per Tonne Milled		87.81	Esc. US CPI
Gold price US$ per gram		57.87	
Required Recovery g/t		1.52	
Residues (g/t)	0.46	1.98	
M.C.F (%)	62.97	3.14	
PAY LIMIT		3.14	

December 2023 Mineral Resource +30% gold price, 45000 kt/mth

Gold Price $/oz: **2,340** 3 year trailing average

PAY LIMIT CALCULATION

Cost per Tonne Milled		87.81	Esc. US CPI
Gold price US$ per gram		75.23	
Required Recovery		1.17	
Residues (g/t)	0.46	1.63	
M.C.F (%)	62.97	2.58	
PAY LIMIT		2.58	

December 2023 Mineral Resource +50% gold price, 45000 kt/mth

Gold Price $/oz: **2,700** 3 year trailing average

PAY LIMIT CALCULATION

Cost per Tonne Milled		87.81	Esc. US CPI
Gold price US$ per gram		86.81	
Required Recovery		1.01	
Residues (g/t)	0.46	1.47	
M.C.F (%)	62.97	2.34	
PAY LIMIT		2.34	

EXHIBIT B

REDWING MINE CUT-OFF GRADE CALCULATION

[see attached]

REDWING MINE

PAYLIMIT CALCULATION - FELSITE AND MINERALIZED SHEAR ZONE *(MINERAL RESERVES)*

R.O.M.
December 2017

Tonnage - based on year 2018 budget

Currency used = US$

		US$/Ounce	US$/Ounce
Gold Price used	=	1,200	1,200
Silver Price used	=	15	15

TONNAGE

SOURCE	ORE	WASTE	MINED	EXCESS	S/FALL	MILLED
Stoping	16,484		16,484	1,501		14,983
Primary development	750		750			750
Secondary development		118	118	118		
TOTAL	17,234	118	17,352	1,619		15,733

MONTHLY AVERAGE WORKING COSTS

COST CENTRE	TOTAL COST	STOPING	PRIMARY	SECONDARY	STOPING & SEC
Primary development	223,899		223,899		
Secondary development	24,878			24,878	24,878
Stoping	79,142	79,142			79,142
Tramming	3,637	3,455	157	25	3,480
Hauling	67,639	64,255	2,924	460	64,715
Ventilation	9,000	8,550	389	61	8,611
Survey	17,887	16,992	773	122	17,114
Geology	32,282	30,667	1,395	220	30,887
U/G Pumping	45,622	43,340	1,972	310	43,650
Diamomd drilling	7,380	7,011	319	50	7,061
Other	45,164	42,905	39,778	37,788	80,692
Long Hole drilling					
Lamp Room & Sanitation	2,448	2,326	106	17	2,343
TOTAL MINING COSTS	558,979	298,644	271,712	63,930	362,573
Reduction	472,772	450,234	22,537		450,234
Services	123,543	117,654	5,889		117,654
Realisation	2,222	2,116	106		2,116
OVERALL TOTAL COSTS	1,157,515	868,648	300,244	63,930	932,577

BY PRODUCTS - REVENUE

Silver (**530** Oz)	7,950	7,571	379		7,571
Copper					
	1,149,565	861,077	299,865	63,930	925,006

PAY LIMIT CALCULATION

Cost per Tonne Processed	73.07	57.47			61.74
Gold Price US$ per gram	38.58	38.58	38.58	38.58	38.58
Required Recovery Grade (g/t)	1.89	1.49			1.60
Residues (0.4 g/t)	0.40	0.40	0.40	0.40	0.40
PAY LIMIT	2.29	1.89			2.00
ACCEPT					**2.00**

NOTES:

i. Tonnes - based on 2018 production budget.

ii. Residue - based on previous perfomance November 2015 to December 2017 production .

iii. Silver - based on 2018 production budget.

iv. Costs - based on normalised December 2017 working costs.

SNR SURVEYOR:…………………………….

T.S. MANAGER:…………………………….   FINANCE MANAGER:……………………………

U.G. MANAGER:…………………………….   MINE MANAGER:…………………………………

Gold Price: **1800** 3 year trailing average basis

PAY LIMIT CALCULATION

Cost per Tonne Processed	64.64
Gold Price US$ per gram	57.87
Required Recovery Grade (g/	1.12
Residues (0.4 g/t)	0.40
PAY LIMIT	1.52

+30% Gold Price

Gold Price: **2340** 3 year trailing average basis

PAY LIMIT CALCULATION

Cost per Tonne Processed	64.64
Gold Price US$ per gram	75.23
Required Recovery Grade (g/	0.86
Residues (0.4 g/t)	0.40
PAY LIMIT	1.26

+50% Gold Price

Gold Price: **2700** 3 year trailing average basis

PAY LIMIT CALCULATION

Cost per Tonne Processed	64.64
Gold Price US$ per gram	86.81
Required Recovery Grade (g/	0.74
Residues (0.4 g/t)	0.40
PAY LIMIT	1.14

Direct Unit Operating Cost Assessment 23/7/24

Redwing - Felsite Orebody only

Date	Felsite			Quartzite	Total	Production ktpm
	Fixed	Variable	Total			
	40%	60%	100%			
Original 202	27.20	40.80	68.00			47
Updated 20	8.52	40.80	49.32	85.28	64.64	150
Updated 20	8.52	40.80	49.32	82.21	63.33	150
CF Updated 5% cont. CF model on			51.79	89.54	67.87	150
CF Updated 5% cont. CF model on			51.79	86.32	66.50	150
Pay-limit tonnage proportions			9,032	6,701	15,733	

73.47 Originally 2023